December 6, 2006

Jonathan Cohen, Chief Executive Officer
TAC Acquisition Corp.
8 Sound Shore Drive, Suite 255
Greenwich, CT 06830

      Re: **TAC Acquisition Corp.**
                Amendment No. 3 to Proxy Statement on
                Schedule 14A
                Filed December 4, 2006
                File No. 000-51340

Dear Mr. Cohen,

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Aviel Systems, Inc. Unaudited Pro Forma Combined Balance Sheet

Adjustment (3), page 83

1. We note your response to prior comment 12 of our letter dated December 1, 2006; however, your response is ambiguous. Your response indicates you are viewing customer contracts and backlog as one in the same, when in fact; these are two separately identifiable customer-related intangible assets (see paragraph A14(b)(2) and A19 of SFAS 141). We would not object to your combining customer contracts and related customer relationships (i.e. excluding backlog); so

long as you can justify they are closely related and have similar characteristics (e.g. similar amortizable lives). However, it is not appropriate to combine backlog with the aforementioned. Accordingly, please revise to disaggregate your identified intangible assets by major category (e.g. backlog, customer contracts and customer relationships) and provide a more robust discussion justifying how your position (i.e. combining categories) is appropriate.

2. In regard to your acquired backlog as discussed above, and considering your response to comment 12 where you indicate your contracts generally have a base of one or two years, discuss in sufficient detail how you determined a five year amortization period is appropriate. Justify why it is appropriate to include all option periods in your determination of the amortization period. Please advise or revise.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Any questions regarding the financial statements may be directed to Raj Rajan at (202) 551-3388 or Hugh West at (202) 551-3872. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or Pamela Howell, who supervised his review, at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

Cc: Cynthia Krus
Fax No. (202) 637-3593